UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
OF 1934

For the month of NOVEMBER 2011

Commission File Number 001-32558

KOBEX MINERALS INC.
(formerly IMA Exploration Inc.)
Translation of registrant’s name into English 1700, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8, Canada
Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F
Form 20-F       X                                                          Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes                        No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____

Suite1700-700 West Pender Street, Vancouver, BC, Canada V6C 1G8 Tel: 604.688.9368 • Fax: 604.688.9336 www.kobexminerals.com • investor@kobexminerals.com • TSX.V | NYSE-AMEX: KXM

SUBMITTED HEREWITH

Exhibits

99.1	Interim Financial Statements for the 9 months ended Sept 30, 2011
99.2	Interim MD&A
99.3	Interim Certificates of filings - CEO (NI 51-109)
99.4	Interim Certificate of filings - CFO (NI 51-109)
99.5	News Release – Kobex Appoints CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOBEX MINERALS INC.
(Registrant)

By: /s/ Alfred Hills

Alfred Hills
President/Chief Executive Officer
Date: Nov 25, 2011

Suite1700-700 West Pender Street, Vancouver, BC, Canada V6C 1G8 Tel: 604.688.9368 • Fax: 604.688.9336 www.kobexminerals.com • investor@kobexminerals.com • TSX.V | NYSE-AMEX: